Exhibit 99.1

KANZHUN LIMITED Supplemental Disclosures

KANZHUN LIMITED (the “Company” or “we”) has filed an offering prospectus (the “Offering Prospectus”) on June 25, 2025 with the Stock Exchange of Hong Kong Limited (“the Hong Kong Stock Exchange”), in connection with a Hong Kong public offering and an International offering (together, the “Offering”) of the Company’s Class A ordinary shares.

The Offering Prospectus contains additional new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules. This supplemental disclosures exhibit sets forth such additional new and supplemental information and disclosures as described below.

This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

STATEMENT OF INDEBTEDNESS

As of April 30, 2025, the total amount of our indebtedness was RMB234.4 million, representing operating lease liabilities, which were primarily for the lease of our offices.

Except as disclosed above, as of April 30, 2025, we did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS

The following unaudited pro forma statement of adjusted consolidated net tangible assets prepared in accordance with Rule 4.29 of the Hong Kong Listing Rules are set out below for the purpose of illustrating the effect of the Share Offer on the audited consolidated net tangible assets attributable to the ordinary shareholders of the Company as of December 31, 2024 as if the Share Offer had taken place on that date.

This unaudited pro forma statement of adjusted consolidated net tangible assets has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of the Group, had the Share Offer been completed as of December 31, 2024 or at any future dates. It is prepared based on the audited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of December 31, 2024 as derived from the audited consolidated financial statements of the Company as set out in the annual report of the Company for the year ended December 31, 2024, and adjusted as described below.

	Audited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of December 31, 2024	Estimated net proceeds from the Share Offer	Unaudited pro forma adjusted consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of December 31, 2024	Unaudited pro forma adjusted consolidated net tangible assets per Share	Unaudited pro forma adjusted consolidated net tangible assets per ADS	Unaudited pro forma adjusted consolidated net tangible assets per Share	Unaudited pro forma adjusted consolidated net tangible assets per ADS
	RMB’000	RMB’000	RMB’000	RMB	RMB	HK$	HK$
	(Note 1)	(Note 2)		(Note 3)	(Note 4)	(Note 5)	(Note 5)
Based on the maximum Offer Price of HK$78.00 per Offer Share	14,665,621	2,067,251	16,732,872	18.61	37.21	20.35	40.71

Notes:

(1)	The audited consolidated net tangible assets of the Group attributable to ordinary shareholders of the Company as of December 31, 2024 is derived from the audited consolidated financial statements of the Company as set out in the annual report of the Company for the year ended December 31, 2024 which is incorporated by reference to this prospectus, based on the audited consolidated net assets of the Group attributable to ordinary shareholders of the Company of approximately RMB14,867,371,000 after deducting intangible assets and goodwill attributable to ordinary shareholders of the Company of approximately RMB195,416,000 and RMB6,334,000 respectively as of December 31, 2024.

(2)	The estimated net proceeds from the Share Offer are based on 30,000,000 Offer Shares and the maximum Offer Price of HK$78.00 per Offer Share, after deduction of the estimated underwriting fees and other related expenses payable by the Company subsequent to December 31, 2024, and without taking into account any Shares which may be issued upon the exercising of the Offer Size Adjustment Option.

(3)	The unaudited pro forma adjusted consolidated net tangible assets per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 899,298,062 Shares were in issue assuming that the Share Offer had been completed on December 31, 2024, excluding 30,855,442 treasury shares as of December 31, 2024, and without taking into account any Shares that may be issued upon the exercising or vesting of awards granted under the Share Incentive Plans, any Shares which may be issued upon the exercising of the Offer Size Adjustment Option, and any Shares or ADSs which may be issued or repurchased by the Company.

(4)	The unaudited pro forma adjusted consolidated net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that one ADS represents two Shares.

(5)	For the purpose of this unaudited pro forma statement of adjusted consolidated net tangible assets, the translation of Renminbi into Hong Kong dollars has been made at an exchange rate of RMB0.91417 to HK$1.00. No representation is made that Renminbi amounts have been, could have been or may be converted into Hong Kong dollars, or vice versa, at that rate.

(6)	Except as disclosed above, no adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to December 31, 2024.

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